FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Brokerage Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2026

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204   T: (646) 471 3000; F: (813) 286 6000

www.pwc.com

ASSETS

Securities owned—at fair value	$	2,396,777
Fees receivable		202,541
Receivable from affiliate		329,846
Furniture, office equipment, leasehold improvements and software, net		299,177
Right-of-use lease assets		440,145
Other assets		168,407
Total Assets	$	3,836,893

LIABILITIES

Payable to Ultimate Parent	$	919,051
Lease obligations		487,986
Accrued expenses and other liabilities		734,284
Total Liabilities		2,141,321

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		1,695,572
Total Liabilities and Member's Equity	$	3,836,893

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Brokerage Services LLC (the "Company" or "FBS"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to customers that affect transactions across a wide array of financial instruments.

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned—at fair value in the statement of financial condition.

Fees Receivable

Fees receivable primarily consists of fees earned on customer balances distributed to third-party banks and amounts due from non-affiliated mutual fund companies for services provided. The Company monitors the receivable for credit losses through a combination of review of historical losses and an aging of receivable balances and adjusts the receivable to its net realizable value. As these fees are due from mutual fund companies and financial institutions and are typically collected in accordance with contractual terms, credit loss exposure is limited.

Furniture, Office Equipment, Leasehold Improvements and Software, net

Furniture, office equipment, leasehold improvements and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. The Company reviews furniture, office equipment and leasehold improvements for impairment whenever events or circumstances indicate their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows. When the carrying amount of a long-lived asset is not recoverable the asset is reduced to its fair value.

Software includes certain costs incurred for purchasing software and is amortized over its estimated useful life, generally three years. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its fair value.

2. Summary of Significant Accounting Policies, continued:

Leases

Operating leases are included in right-of-use ("ROU") assets and lease obligations in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease obligations represent the Company's obligation to make lease payments arising from the lease. ROU assets are recognized at the commencement date based on the present value of lease payments over the lease term. When it can be readily determined, the Company uses the rate implicit in the lease to determine the present value of lease payments, otherwise the Company uses the incremental borrowing rate based on information available at the commencement date. The ROU asset also includes any initial direct costs and lease payments made prior to commencement, and is reduced by any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded in the statement of financial condition. The Company reviews ROU assets for impairment whenever events or circumstances indicate their carrying amount may not be recoverable. If indicators of impairment exist, the Company performs an impairment analysis.

Other Assets

Other assets primarily consist of prepaid registration fees, prepaid rent, and other receivables.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Owned—at Fair Value:

Securities owned—at fair value in the statement of financial condition at December 31, 2025 consists of an investment of $2,396,777 in a money market fund managed by an affiliate.

4. Furniture, Office Equipment, Leasehold Improvements and Software, net:

Furniture, office equipment, leasehold improvements and software consists of the following at December 31, 2025:

Leasehold improvements	$	733,411
Furniture and office equipment		128,796
Software		3,723
		865,930
Less: Accumulated depreciation and amortization		(566,753)
	$	299,177

The Company retired $15,366 of fully depreciated furniture, office equipment, leasehold improvements and software and associated accumulated depreciation and amortization for the year ended December 31, 2025, respectively.

FIDELITY BROKERAGE SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

5. Leases:

The Company leases office space and retail investor centers under non-cancelable operating leases that expire over various terms. Certain lease agreements contain renewal options and operating expense escalation clauses. ROU assets of $440,145 and lease liabilities of $487,986 are recorded in the statement of financial condition at December 31, 2025. For the year ended December 31, 2025, the Company did not have any financing leases.

Supplemental information related to leases for the year ended December 31, 2025 consists of the following:

Weighted average remaining lease term:	6.68 years
Weighted average discount rate:	4.57%

Maturities of lease liabilities are as follows:

2026	$ 101,782
2027	92,222
2028	87,320
2029	76,895
2030	63,024
Thereafter	151,000
Total lease payments	572,243
Less: imputed interest	(84,257)
Total	$ 487,986

6. Commitments and Contingencies:

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statement of financial condition.

7. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs

Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in affiliated money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2025.

7. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Level 2 Inputs

Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2025.

Level 3 Inputs

Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2025.

Valuation Processes and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 2,396,777	$ —	$ —	$ 2,396,777
Total Assets	$ 2,396,777	$ —	$ —	$ 2,396,777

During the year ended December 31, 2025, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include fees receivable, receivable from affiliate and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

8. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had net capital of $979,675 which exceeded its minimum requirement by $979,425.

Proprietary accounts on introducing broker dealers ("PAB") held at NFS are considered allowable assets in the net capital computation pursuant to a PAB agreement between the Company and NFS which requires, among other requirements, that NFS perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. Segment Reporting:

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the President of FBS as the CODM. The President uses excess net capital (see Note 8), to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, since it provides securities brokerage services within the United States and the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with SEC Rule 15c3-1. The Company's statement of financial condition as of December 31, 2025 reflect the single segment total assets and any additional single segment required disclosures.

10. Transactions with Affiliated Companies:

Clearing services are provided to the Company under an agreement with NFS which is reviewed on a periodic basis and is subject to change upon approval from both parties. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance and settlement of introduced customer securities transactions.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly pursuant to the clearing agreement. The receivable from NFS, which is presented as receivable from affiliate in the statement of financial condition, was $329,846 at December 31, 2025. The payable to FMR of $919,051 at December 31, 2025 is presented as payable to Ultimate Parent in the statement of financial condition.

The Company participates in FMR's defined contribution Retirement Savings Plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and is based on a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Account ("RHA"), a health reimbursement arrangement covering eligible employees, and has established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHA. In 2025, FMR accrued a benefit to participants under the RHA based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHA are at the discretion of FMR. Participant contributions are not permitted.

The Company participates in various share-based compensatory plans sponsored by FMR. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on changes in FMR's Net Asset Value per share over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

11. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

12. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 19, 2026 (the date of this report). On January 29, 2026, the Company declared and paid a cash dividend in the amount of $850,000 to the Parent. There have been no other material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2025.